Michael Page
INTERNATIONAL

Corporate Office, Page House, 1 Dashwood Lang Road, The Bourne Business Park, Addlestone, Weybridge, Surrey KT15 2QW.
Tel: 01932 264000 Fax: 01932 264297 e-mail: groupaccounts@michaelpage.com


05005765

4 February 2005 File No. 82-5162

Mary Cassio
Securities and Exchange Commission
Office of International Corporate Finance
Room 3094 (Stop 3-2)
450 Fifth Street NW
Washington DC 20549
USA

Dear Ms Cassio

Michael Page International plc – Rule 12g3-2(b) Exemption

For the purposes of the above Company's on-going reporting obligations under the above exemption, I enclose a copy of the following submissions:-

1. Substantial shareholder notification – Barclays.
2. Substantial shareholder notification – AXA S.A.
3. 2004 fourth quarter trading and full year revenue update.
4. Notification of full year results.
5. Substantial shareholder notification – Fidelity
5. Latest share buybacks

This information is being furnished pursuant to Rule 12g3-2(b) of the Securities Exchange Act 1934.

Yours sincerely

Jeremy Tatham
Controller – Corporate Reporting

Direct Line 01932 264143
jeremytatham@michaelpage.com

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Company	Michael Page International PLC
TIDM	MPI
Headline	Holding(s) in Company
Released	16:36 01-Feb-05
Number	0633I

Michael Page
INTERNATIONAL

RNS Number:0633I
Michael Page International PLC
1 February 2005

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) NAME OF COMPANY

MICHAEL PAGE INTERNATIONAL PLC

2) NAME OF SHAREHOLDER HAVING A MAJOR INTEREST

BARCLAYS PLC

3) Please state whether notification indicates that it is in respect of holding of the Shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

FUNDS UNDER MANAGEMENT

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them.

SEE BELOW

5) Number of shares/amount of stock acquired.

UNKNOWN

6) Percentage of issued Class

UNKNOWN

7) Number of shares/amount of stock disposed
N/A

8) Percentage of issued Class
N/A

9) Class of security

ORDINARY SHARES

10) Date of transaction

28/1/05

11) Date company informed

1/2/05

12) Total holding following this notification

40,936,428

13) Total percentage holding of issued class following this notification

11.71%

14) Any additional information

N/A

15) Name of contact and telephone number for queries

JEREMY TATHAM
01932 264143

16) Name and signature of authorised company official responsible for making this notification

Date of Notification ...1/2/2005.......

LEGAL ENTITY REPORT - ALL

MICHAEL PAGE INTL SEDOL: 3023231

As at 28 January 2005 Barclays PLC, through the legal entities listed below, had a notifiable interest in 40,936,428 ORD GBP0.01 representing 11.71% of the issued share capital of 349,437,799 units.

Legal Entity	Holding	Percentage Held
Gerrard Ltd	3,500	.0010
Woolwich Unit Trust Managers Ltd	1,086,606	.3110
Barclays Global Investors N.A.	612,304	.1752
Barclays Global Investors Ltd	25,517,657	7.3025
Barclays Global Investors Australia Ltd	58,441	.0167
Barclays Global Investors Ltd	12,616,081	3.6104
Barclays Life Assurance Co Ltd	1,041,839	.2981
Group Holding	40,936,428	11.7149

REGISTERED HOLDERS REPORT

MICHAEL PAGE INTL SEDOL: 3023231

As at 28 January 2005 Barclays PLC, through the registered holders listed below, had a notifiable interest in 40,936,428 ORD GBP0.01 representing 11.71% of the issued share capital of 349,437,799 units.

Registered Holder	Account Designation	Holding

BANK OF IRELAND	4239749	80,892
BANK OF NEW YORK	214075	780,162
BANK OF NEW YORK	221428	113,970
BANK OF NEW YORK	367748	1,524,060
BANK OF NEW YORK	392067	1,786,762
BANK OF NEW YORK	392177	34,477
BANK OF NEW YORK	768198	74,847
BNY (OCS) NOMINEES LTD	221476	107,538
BNY (OCS) NOMINEES LTD	387173	242,071
BOISS NOMINEES LTD	4224361	146,065
CHASE NOMINEES LTD	16376	199,772
CHASE NOMINEES LTD	16669	52,657
CHASE NOMINEES LTD	18243	45,476
CHASE NOMINEES LTD	19518	32,232
CHASE NOMINEES LTD	19519	274,212
CHASE NOMINEES LTD	20947	20,976,791
CHASE NOMINEES LTD	21359	10,727
CHASE NOMINEES LTD	25772	133,459
CHASE NOMINEES LTD	27793	24,587
CHASE NOMINEES LTD	27795	36,775
CHASE NOMINEES LTD	27797	57,002
CHASE NOMINEES LTD	27799	115,541
CHASE NOMINEES LTD	27800	389,771
CHASE NOMINEES LTD	28270	217,117
CHASE NOMINEES LTD	28270	134,468
CHASE NOMINEES LTD	31961	336,179
CITIBANK	6010064440	47,807
CITIBANK	6010613363	135,168
CITIBANK	6010640794	92,109
CITIBANK	6010782807	51,812
HSBC	813168	454,544
HSBC	814537	29,369
HSBC	845315	17,325
INVESTORS BANK AND TRUST CO.		3,254
INVESTORS BANK AND TRUST CO.		47,149
INVESTORS BANK AND TRUST CO.		333,425
INVESTORS BANK AND TRUST CO.		110,856
INVESTORS BANK AND TRUST CO.		22,874
JP MORGAN (BGI CUSTODY)	16331	134,004
JP MORGAN (BGI CUSTODY)	16341	347,689
JP MORGAN (BGI CUSTODY)	16341	209,496
JP MORGAN (BGI CUSTODY)	16344	152,371
JP MORGAN (BGI CUSTODY)	16345	198,279
JP MORGAN (BGI CUSTODY)	16400	4,154,041
JP MORGAN (BGI CUSTODY)	16612	96,459
JP MORGAN (BGI CUSTODY)	16621	30,427
JP MORGAN (BGI CUSTODY)	16644	243,445
JP MORGAN (BGI CUSTODY)	16901	17,661
JP MORGAN (BGI CUSTODY)	18409	176,326
JP MORGAN (BGI CUSTODY)	19514	66,105
JP MORGAN (BGI CUSTODY)	27795	173,426
JP MORGAN (BGI CUSTODY)	27799	178,363
JP MORGAN (BGI CUSTODY)	28166	1,174,661
JP MORGAN (BGI CUSTODY)	29514	215,814
JPM FRANKFURT	27717	11,591
JPMORGAN CHASE BANK		58,441
MELLON BANK	ABGFZ872482	1,478,793
MELLON BANK	TGGF0003002	36,194
MELLON TRUST - BOSTON & SF		17,389
MELLON TRUST OF NEW ENGLAND		21,776
MIDLAND BANK (HSBC BANK PLC)	772823	428,229
NORTHERN TRUST	BCP04	24,693
NORTHERN TRUST	CVS21	502,531
NORTHERN TRUST	SC006	111,965

NORTHERN TRUST	TNF01	52,506
NORTHERN TRUST	USF06	72,883
NORTHERN TRUST	USF12	952,541
NORTHERN TRUST BANK - BGI SEPA		29,022
NORTHERN TRUST BANK - BGI SEPA		20,704
NORTHERN TRUST BANK - BGI SEPA		5,855
R C Greig Nominees Limited a/c	BL1	3,500
STATE STREET	2RJ2	49,368
STATE STREET	JD12	184,814
STATE STREET	N3B6	33,764
Group Holding		40,936,428

END

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Michael Page
INTERNATIONAL

Company	Michael Page International PLC
TIDM	MPI
Headline	Holding(s) in Company
Released	16:20 31-Jan-05
Number	0120I

RNS Number:0120I
Michael Page International PLC
31 January 2005

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) NAME OF COMPANY

MICHAEL PAGE INTERNATIONAL PLC

2) NAME OF SHAREHOLDER HAVING A MAJOR INTEREST

AXA S.A.

3) Please state whether notification indicates that it is in respect of holding of the Shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

SEE BELOW

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them.

SEE BELOW

5) Number of shares/amount of stock acquired.

N/A

6) Percentage of issued Class

N/A

7) Number of shares/amount of stock disposed

UNKNOWN

8) Percentage of issued Class

UNKNOWN

9) Class of security

ORDINARY SHARES

10) Date of transaction

28/1/05

11) Date company informed

31/1/05

12) Total holding following this notification

34,582,879

13) Total percentage holding of issued class following this notification

9.90%

14) Any additional information

N/A

15) Name of contact and telephone number for queries

JEREMY TATHAM
(01932) 264143

16) Name and signature of authorised company official responsible for making this notification

Date of Notification

31/1/2005

DISCLOSURE OF INTEREST IN SHARES OF
APPENDIX - NOTICE UNDER SECTION 198 OF THE COMPANIES ACT 1985

Michael Page International plc ord GBP 0.01 shares

Total number of shares held as at 28/01/05 was 34,582,879 the breakdown of which is set out below:

Name of the Company/Fund	Number of Shares	Particulars of Beneficial owners
AXA UK Investment Co ICVC Ethical Fund (Non-Beneficial)	160,000	Trustees of AXA UK Investment Co ICVC Ethical Fund

AXA UK Investment Co ICVC UK Growth Fund (Non-Beneficial)	1,750,000	Trustees of AXA UK Investment Co ICVC UK Growth Fund
AXA World Funds British Equities Fund (Non-Beneficial)	100,000	Trustees of AXA UK World Funds British Equity Fund
Sun Life Nominees Ltd A/c 20 (Non-Beneficial)	50,000	Trustees of the Princes Pension Scheme
Sun Life Nominees Ltd A/c 29 (Non-Beneficial)	78,037	Trustees of the Cobham Pension Plan
Sun Life Nominees Ltd A/c 31 (Non-Beneficial)	20,000	Trustees of the Princes (1977) Pension Scheme
Sun Life Nominees Ltd A/c 32 (Non-Beneficial)	19,609	Eldridge Pope Pension Fund
Sun Life Pensions Management Ltd (Beneficial)	160,000	Sun Life Pensions Management Ltd
Sun Life Pensions Management Ltd (Beneficial)	865,380	Sun Life Pensions Management Ltd
Sun Life Pensions Management Ltd A/c X (Beneficial)	3,500,000	Sun Life Pensions Management Ltd
Sun Life Pensions Management Ltd A/c X (Beneficial)	8,390,600	Sun Life Pensions Management Ltd
Sun Life Assurance Society PLC (Beneficial)	7,000,000	Sun Life Assurance Society Plc
Sun Life Unit Assurance Ltd A/c X (Beneficial)	1,387,449	Sun Life Unit Assurance Ltd
AXA Sun Life plc (fmly Axa Equity & Law Life Assurance Society plc)	9,000,000	AXA Sun Life plc (fmly Axa Equity & Law Life Assurance Society plc)

(Beneficial)

AXA General Unit Trust (Non-Beneficial)	750,000	HSBC Global Custody Nominee (UK) Limited as Trustees of the Trust
AXA UK Group Pension Scheme Equity Fund (Non-Beneficial)	1,351,804	AXA UK Group Pension Scheme Equity Fund

		Holding as % of Issued Capital
Total Beneficial Interest	30,303,429	8.67
Total Non-Beneficial Interest	4,279,450	1.23
Total	34,582,879	9.90%

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Michael Page International PLC
TIDM	MPI
Headline	4thQtr Trading&Revenue Update
Released	07:00 07-Jan-05
Number	1169H

Michael Page
INTERNATIONAL

RNS Number:1169H
Michael Page International PLC
7 January 2005

7 January 2005

2004 FOURTH QUARTER TRADING AND FULL YEAR REVENUE UPDATE

Michael Page International plc, the specialist recruitment consultancy, reports fourth quarter revenues (gross profit) of £56.6m, an increase of 23.9% over the £45.7m recorded in the fourth quarter of 2003. Full year revenue is estimated at £210.6m, an increase of 18.0% over the £178.5m recorded in 2003.

In the UK, fourth quarter revenues were 20.6% up on the fourth quarter of 2003. Full year revenue is estimated at £110.0m (2003: £90.6m), an increase of 21.4%.

In Continental Europe, fourth quarter revenues were 21.5% up on the fourth quarter of 2003. Full year revenue is estimated at £61.5m (2003: £58.2m), an increase of 5.5%.

In Asia Pacific, fourth quarter revenues were 33.6% up on the fourth quarter of 2003. Full year revenue is estimated at £31.5m (2003: £25.0m), an increase of 26.0%.

In The Americas, fourth quarter revenues were 57.4% up on the fourth quarter of 2003. Full year revenue is estimated at £7.6m (2003: £4.6m), an increase of 65.5%.

Michael Page International plc will release its preliminary results for the year ended 31st December 2004 on 23rd February 2005.

Commenting on the fourth quarter result, Chief Executive Terry Benson said: "The fourth quarter saw continuing strong growth in the UK, Asia Pacific and The Americas and it is encouraging to report improved market conditions in Continental Europe towards the end of the year."

Enquiries:

Michael Page International plc

Terry Benson	Chief Executive	01932 264144
Stephen Puckett	Group Finance Director	01932 264144

Financial Dynamics
David Yates/Richard Mountain 0207 269 7291

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Company	Michael Page International PLC
TIDM	MPI
Headline	Notice of Results
Released	07:00 09-Dec-04
Number	1854G

Michael Page
INTERNATIONAL

9 December 2004

RELEASE OF TRADING UPDATE AND FULL YEAR RESULTS

Michael Page International plc will release its Fourth Quarter Trading Update on Friday 7 January 2005.

The company will release its Preliminary Results for the year ending 31 December 2004 on Wednesday 23 February 2005.

- Ends -

Enquiries:

Financial Dynamics **Tel: 020 7269 7291**
Richard Mountain

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Michael Page
INTERNATIONAL

Company	Michael Page International PLC
TIDM	MPI
Headline	Holding(s) in Company
Released	15:47 07-Dec-04
Number	1234G

RNS Number:1234G
Michael Page International PLC
7 December 2004

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) NAME OF COMPANY

MICHAEL PAGE INTERNATIONAL PLC

2) NAME OF SHAREHOLDER HAVING A MAJOR INTEREST

FIDELITY INTERNATIONAL AND ITS DIRECT AND INDIRECT SUBSIDIARIES

3) Please state whether notification indicates that it is in respect of holding of the Shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

NON-BENEFICIAL INTEREST

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them.

SEE BELOW

5) Number of shares/amount of stock acquired.

N/A

6) Percentage of issued Class
N/A

7) Number of shares/amount of stock disposed
812,354

8) Percentage of issued Class
0.23%

9) Class of security

ORDINARY SHARES

10) Date of transaction

6/12/04

11) Date company informed

7/12/04

12) Total holding following this notification

17,651,228

13) Total percentage holding of issued class following this notification

5.05%

14) Any additional information

N/A

15) Name of contact and telephone number for queries

JEREMY TATHAM,

16) Name and signature of authorised company official responsible for making this notification

Date of Notification ......7/12/2004..................

SCHEDULE A

SECURITY: MICHAEL PAGE INTERNATIONAL PLC Amendment No 14

SHARES HELD	MANAGEMENT COMPANY	NOMINEE/REGISTERED NAME
14,521,354	FIL	BROWN BROS HARRIMN LTD LUX TOTAL
424,365	FISL	JP MORGAN, BOURNEMOUTH TOTAL
233,722	FPM	BANK OF NEW YORK BRUSSELS TOTAL
27,417	FPM	CLYDESDALE BANK PLC TOTAL
1,738,865	FPM	JP MORGAN, BOURNEMOUTH TOTAL
37,764	FPM	MELLON BANK TOTAL
667,741	FPM	NORTHERN TRUST LONDON TOTAL
17,651,228		GRAND TOTAL ORDINARY SHARES

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Michael Page International PLC
TIDM	MPI
Headline	Transaction in Own Shares
Released	17:39 25-Oct-04
Number	4584E



Michael Page
INTERNATIONAL

RNS Number:4584E
Michael Page International PLC
25 October 2004

Michael Page International plc (the "Company") announces that in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 27 May 2004 it purchased 750,000 of its Ordinary shares of 1 pence each ("shares") on 25 October 2004 at a price of 168.12 pence per share.

The Company intends to hold these shares in Treasury.

Following the purchase of these shares, the Company holds 7,765,000 of its shares in Treasury and has 349,437,799 shares in issue (excluding Treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer to purchase or subscribe for securities in any jurisdiction.

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Michael Page International PLC
TIDM	MPI
Headline	Transaction in Own Shares
Released	17:24 20-Oct-04
Number	3040E

Michael Page
INTERNATIONAL

RNS Number:3040E
Michael Page International PLC
20 October 2004

Michael Page International plc (the "Company") announces that in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 27 May 2004 it purchased 2,250,000 of its Ordinary shares of 1 pence each ("shares") on 20 October 2004 at a price of 168.83 pence per share.

The Company intends to hold these shares in Treasury.

Following the purchase of these shares, the Company holds 7,015,000 of its shares in Treasury and has 350,187,799 shares in issue (excluding Treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer to purchase or subscribe for securities in any jurisdiction.

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Michael Page International PLC
TIDM	MPI
Headline	Transaction in Own Shares
Released	18:24 14-Oct-04
Number	1134E

Michael Page INTERNATIONAL

Michael Page International plc (the "Company") announces that in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 27 May 2004 it purchased 200,000 of its Ordinary shares of 1 pence each ("shares") on 14 October 2004 at a price of 169 pence per share.

The Company intends to hold these shares in Treasury.

Following the purchase of these shares, the Company holds 4,765,000 of its shares in Treasury and has 352,437,799 shares in issue (excluding Treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer to purchase or subscribe for securities in any jurisdiction.

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